United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Name of Issuer:   IntegraMed America, Inc.
Title of Class of Securities:   Common Stock
CUSIP Number:  45810N104

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Philip R. Smith, Alphi Investment Management Co.  847-405-9595
155 Pfingsten Road, Suite 360, Deerfield, Illinois  60015

Date of Event which Requires Filing of this Statement:
August 12, 1997




CUSIP No. 45810N104
Page 2 of 4 Pages

1. Name of Reporting Person          Alphi Fund LP
                                     IRS No. 36-3589366

2. Check the appropriate box if a member of a group     (a) [ ]
                                                        (b) [x]

3. SEC Use Only

4. Source of Funds     00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
          N/A

6. Citizenship or Place of Organization     Delaware

7. Sole Voting Power          1,009,100

8. Shared Voting Power                0

9. Sole Dispositive Power     1,009,100

10. Shared Dispositive Power          0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,009,100

12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares  [ ]

13. Percent of Class Represented by Amount in Row (11)     5.9%

14. Type of Reporting Person     PN




CUSIP No. 45810N104
Page 3 of 4 Pages



ONLY THOSE ITEMS WHICH ARE HEREBY REPORTED ARE
AMENDED.  ALL OTHER ITEMS REMAIN UNCHANGED.  ALL
DEFINED TERMS SHALL HAVE THE SAME MEANING AS
PREVIOUSLY ASCRIBED TO THEM IN THE ORIGINAL FILING
OF SCHEDULE 13D, UNLESS OTHERWISE NOTED.

Item 5. Interest in Securities of the Issuer

          (a) On our last filing on January 2, 1997, there were 9,226,807 Common Shares outstanding, and Alphi owned 666,800 which was 7.2% of the Common Shares outstanding. Subsequent to such filing, the Issuer (1) issued 6,400,000 Common shares in connection with a secondary offering in August, 1997, (2) issued 333,333 Common Shares in connection with the "Bay Area Acquisition", (3) issued 145,454 Common Shares in connection with the "San Diego Acquisition",
(4) issued 956,938 Common Shares in connection with the "FCI Acquisition", (5) issued an additional 68,558 Common Shares in 1997. Alphi currently owns 1,009,100 Shares, which is 5.9%, based on 17,131,090 Common Shares currently outstanding as of August 18, 1997.

          (b) AIMCO, in its capacity as general partner of Alphi, has the sole power to vote and sole power to dispose of 1,009,100 Shares owned by Alphi. Individual limited partners of Alphi (but not the principals of AIMCO) may own Shares which are not included in the aggregate number of Shares reported in Item 5(a) above.

          (c) During the sixty (60) days preceding the date hereof, Alphi entered into the following transactions on behalf of itself:

Date Bought       Number of Shares Bought           Price

07/09/97                30,000                       1.39
08/12/97               440,000                       1.50


Date Sold            Number of Shares Sold           Price

07/30/97                  3,000                       1.56
08/04/97                  3,800                       1.78
08/05/97                 60,000                       1.82
08/06/97                 55,000                       2.17
08/07/97                 42,000                       2.39
08/11/97                  5,900                       2.05


These purchases and sales were open market transactions executed on the NASDAQ National Market System.

          (d) No person other than AIMCO, in its capacity as general partner of Alphi, has the right to receive nor the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

          (e)  Not applicable


                               ********************

CUSIP No. 45810N104
Page 4 of 4 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  August 18, 1997
Alphi Investment Management Company, as general partner,
for Alphi Fund  L.P.
By:  /s/ Philip R. Smith
Philip R. Smith
Secretary of Alphi Investment Management Company,
general partner